UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. _)*

                      TRANS GLOBAL SERVICES INC.
                            (Name of Issuer)

Common Stock, par value $.Ol per share              892916-503
(Title of Class of Securities)                     (Cusip Number)

Asher S. Levitsky, P.C.
Esanu Katsky Korins & Siger, LLP
605 Third Avenue
New York, New York 10158
(212) 953-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. 0

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892916-503                      SCHEDULE 13D

1.     NAME  OF REPORTING PERSON
       SS.# or  I.R.S. IDENTIFICATION NO, OF ABOVE  PERSON

       Joseph G. Sicinski
       ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b)
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       Not Applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
       Not applicable.

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.


NUMBER OF SHARES            7.   SOLE VOTING POWER
BENEFICIALLY OWNED               454,331*
BY EACH REPORTING
PERSON WITH                 8.   SHARED VOTING POWER
                                 -0-

                            9.  SOLE DISPOSITIVE POWER
                                 454,331*

                           10.  SHARED DISPOSITIVE POWER
                                 -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       454,331*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.3%

14.  TYPE OF REPORTING PERSON
       IN

*Includes  presently  exercisable  incentive  stock  options to purchase  29,332 shares of Common  Stock and  warrants  to  purchase  150,000  shares of Common
  Stock.

SCHEDULE  13D

Item 1.   Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Trans Global Services Inc. (the "Company"), whose principal executive offices are located at 1393 Veterans Memorial Highway, Hauppauge, NY 11788.

Item 2.   Identity and Background.

(a)   This statement is being filed by Joseph G. Sicinski.

(b) Mr. Sicinski's principal place of business is: 1393 Veterans Memorial Highway, Hauppauge, New York 11788.

(c)   Mr. Sicinski is the president of the Company.

(d) During the last five years Mr. Sicinski has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
           Not applicable.

Item 4.  Purpose of Transaction.

Mr. Sicinski acquired his Common Stock for investment purposes. Mr. Sicinski is the president and a director of the Company.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Sicinski beneficially owns the following amounts and percentages of the Common Stock.

Number of Shares                       Percentage of Class
  454,331                                     11.3%

1 Includes warrants to purchase 150,000 shares of Common Stock at $7.50 per share and a currently exercisable incentive stock option to purchase 29,332 shares of Common Stock at $6.75 per share. Mr. Sicinski also owns incentive stock options to purchase 104,001 shares of Common Stock which are not currently exercisable.

(b) Mr. Sicinski has sole power to vote or direct the Vote, and sole power to dispose, or to direct the disposition of, all of the shares of Common Stock owned by him.

(c) The following transactions have been effected in connection with the shares of Common Stock since July 14, 1997.

On July 14,1997, Mr. Sicinski acquired 258,133 shares of Common Stock from SIS Capital Corp. "SISC"), the principal stockholder of the Company, for an aggregate purchase price of $419,791. Mr. Sicinski issued a five year non -recourse promissory note in payment for such shares.

On August 1, 1997, SISC transferred to Mr. Sicinski a warrant to purchase 150,000 shares of Common Stock at $7.50 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company that have been entered into by Mr. Sicinski.

Item 7.       Exhibits.

None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                   1997
Joseph G. Sicinski